                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)



                                  S2 Golf Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   784850 10 9
                                 (CUSIP Number)


                                Richard M. Maurer
                         Maurer Ross & Co., Incorporated
                                 Suite 16 South
                              Three Gateway Center
                         Pittsburgh, Pennsylvania 15222
                                 (412) 392-2350
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 9, 2000
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(e), 240.13d-1(f) or
                  240.13d-1(g), check the following box. _____

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:      Wesmar Partners Limited Partnership
         I.R.S. Identification No.:     25-1710943

2.       Check the Appropriate Box if a Member of a Group        (a) ___
                                                                 (b) ___

3.       SEC Use Only

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                     ___

6.       Citizenship or Place of Organization:       United States

Number of           7.      Sole Voting Power:                          -0-
Shares
Beneficially        8.      Shared Voting Power:                     1,399,096
Owned by
   the              9.      Sole Dispositive Power:                     -0-
Reporting
Person              10.     Shared Dispositive Power:                1,399,096
   with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                           1,399,096

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                     ___

13.      Percent of Class Represented by Amount in Row (11):              63.0%

14.      Type of Reporting Person:  PN

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:      MR & Associates
         I.R.S. Identification No.:     23-2377917

2.       Check the Appropriate Box if a Member of a Group        (a) ___
                                                                 (b) ___

3.       SEC Use Only

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                     ___

6.       Citizenship or Place of Organization:  United States

Number of           7.      Sole Voting Power:                          -0-
Shares
Beneficially        8.      Shared Voting Power:                     1,399,096
Owned by
   the              9.      Sole Dispositive Power:                      -0-
Reporting
Person              10.     Shared Dispositive Power:                1,399,096
   with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                           1,399,096

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11):              63.0%

14.      Type of Reporting Person:  PN

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:      Maurer Ross & Co., Incorporated
         I.R.S. Identification No.:     23-2377926

2.       Check the Appropriate Box if a Member of a Group       (a)   ___
                                                                (b)   ___

3.       SEC Use Only

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                      ___

6.       Citizenship or Place of Organization:    United States

Number of        7.      Sole Voting Power:                              -0-
Shares
Beneficially     8.      Shared Voting Power:                        1,399,096
Owned by
   the           9.      Sole Dispositive Power:                         -0-
Reporting
Person           10.     Shared Dispositive Power:                   1,399,096
   with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                           1,399,096

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares

13.      Percent of Class Represented by Amount in Row (11):              63.0%

14.      Type of Reporting Person:  CO

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:  Robert L. Ross

2.       Check the Appropriate Box if a Member of a Group           (a)  ___
                                                                    (b)  ___

3.       SEC Use Only

4.       Source of Funds:  PF/OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                         ___

6.       Citizenship or Place of Organization:   United States

Number of          7.      Sole Voting Power:                           74,500
Shares
Beneficially       8.      Shared Voting Power:                      1,399,096
Owned by
   the             9.      Sole Dispositive Power:                      74,500
Reporting
Person             10.     Shared Dispositive Power:                 1,399,096
   with

11.      Aggregate Amount Beneficially Owned by the
         Reporting Person:                                           1,473,596

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                         ___

13.      Percent of Class Represented by Amount in Row (11):              64.4%

14.      Type of Reporting Person:  IN

SCHEDULE 13D



CUSIP No. 784850 10 9


1.       Name of Reporting Person:  Richard M. Maurer

2.       Check the Appropriate Box if a Member of a Group          (a)  ___
                                                                   (b)  ___

3.       SEC Use Only

4.       Source of Funds:  PF/OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)                        ___

6.       Citizenship or Place of Organization:    United States

Number of           7.      Sole Voting Power:                          67,500
Shares
Beneficially        8.      Shared Voting Power:                     1,424,396
Owned by
   the              9.      Sole Dispositive Power:                     67,500
Reporting
Person              10.     Shared Dispositive Power:                1,424,396
   with

11.      Aggregate Amount Beneficially Owned by the                  1,491,896
         Reporting Person:

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                        ___

13.      Percent of Class Represented by Amount in Row (11):              65.2%

14.      Type of Reporting Person:  IN

           This statement amends Items 3, 5, 6 and 7 of the Amendment No. 7 to the Schedule 13D of Wesmar Partners Limited Partnership, MR & Associates, Maurer Ross & Co., Incorporated, Robert L. Ross and Richard M. Maurer (collectively the "Reporting Persons") filed on November 9, 1999. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Amendment No.1 to the Schedule 13D of the Reporting Persons filed on March 4, 1998 (the "Amendment No. 1 to the Schedule 13D").


Item 3.  Source and Amount of Funds and Other Consideration.

         On March 9, 2000, the Company's Board of Directors granted an immediately exercisable option to purchase 10,000 shares of Common Stock to each of Robert L. Ross ("Mr. Ross") and Richard M. Maurer ("Mr. Maurer") pursuant to the 1998 Employee Stock Plan. Mr. Ross and Mr. Maurer are both directors and executive officers of the Company.

Item 5.  Interest in Securities of Issuer.

         The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding on March 13, 2000 as provided by the Company in its Form 10-K filed on March 30, 2000.

         Wesmar is the record and beneficial owner of 1,399,096 shares of Common Stock representing approximately 63.0% of the Common Stock outstanding. Each of the other Reporting Persons may be deemed to beneficially own and to share voting and dispositive power with Wesmar with respect to such 1,399,096 shares. Landmark Equity Partners III, L.P., a Delaware limited partnership and the sole limited partner of Wesmar, has the right to receive dividends from, and the proceeds from the sale of, a portion of the shares owned by Wesmar.

         Robert L. Ross, a director and executive officer of Maurer Ross &
Co., beneficially owns and has sole voting and dispositive power with respect to 7,000 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding. Mr. Ross holds currently exercisable options to purchase 67,500 shares of Common Stock, and, therefore, is deemed to beneficially own such shares. Assuming that the 67,500 shares of Common Stock issuable upon exercise of Mr. Ross's options are currently issued and outstanding, Mr. Ross beneficially owns approximately 3.0% of the Common Stock outstanding.

         Richard M. Maurer, a director and executive officer of Maurer Ross & Co., indirectly beneficially owns and shares voting and dispositive power with respect to 25,300 shares of Common Stock, representing approximately 1.4% of the Common Stock outstanding. Such shares are held by three trusts of which Mr. Maurer is a co-trustee. The other co-trustee (the "Co-Trustee") shares voting and dispositive power with respect to, and has the right to direct receipt of dividends from and the proceeds from the sale of, the 25,300 shares of Common Stock held by the trusts. Information concerning the Co-Trustee is set forth on
Schedule I of the Amendment No. 1 to the Schedule 13D. Mr. Maurer also holds currently exercisable options to purchase 67,500 shares of Common Stock, and, therefore, is deemed to beneficially own such shares. Assuming that the 67,500 shares of Common Stock issuable upon exercise of Mr. Maurer's options are currently issued and outstanding, Mr. Maurer beneficially owns approximately 3.4% of the Common Stock outstanding.

         All transactions in Common Stock that were effected since the most recent filing on Schedule 13D by any Reporting Person or by any person named in
Item 2 of the Amendment No. 1 to the Schedule 13D are described in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Wesmar and the Company are parties to a Stock Option Agreement dated as of February 29, 1988 pursuant to which the Company has granted Wesmar certain rights to require the Company to register shares of Common Stock owned by Wesmar under the Securities Act of 1933, as amended, for public offering and sale. As discussed in Items 3 and 5, each of Mr. Ross and Mr. Maurer holds a currently exercisable option to purchase 10,000 shares of Common Stock at an exercise price of $1.84375 per share, a currently exercisable option to purchase 50,000 shares of Common Stock at an exercise price of $3.0625 per share and a currently exercisable option to purchase 7,500 shares of Common Stock at an exercise price of $2.3125 per share.

Item 7.  Material to be filed as Exhibits.

A.       Agreement pursuant to Rule 13d-1(k).

B. Stock Option Agreement, dated as of February 29, 1988, by and between S2 Golf Inc. and Wesmar Partners (filed as Exhibit E to the Schedule 13D of Wesmar Partners, First Westinghouse Capital Corporation and Maurer Ross & Co., Incorporated, dated February 25, 1988).

Signatures.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      WESMAR PARTNERS
                                      By:  MR & Associates, its General Partner

         April 7, 2000                By:  /s/ Richard M. Maurer
----------------------------------         ---------------------------
               Date                        Richard M. Maurer, President

                                      MR & ASSOCIATES
                                      By:  Maurer Ross & Co., Incorporated, its
                                           General Partner


         April 7, 2000                By:  /s/ Richard M. Maurer
----------------------------------         ---------------------------
               Date                        Richard M. Maurer, President

                                      MAURER ROSS & CO., INCORPORATED


         April 7, 2000                By:  /s/ Richard M. Maurer
----------------------------------         ---------------------------
               Date                        Richard M. Maurer, President



         April 7, 2000                     /s/ Richard M. Maurer
----------------------------------    --------------------------------
               Date                   Richard M. Maurer


         April 7, 2000                     /s/ Robert L. Ross
----------------------------------    --------------------------------
               Date                   Robert L. Ross

                                    Exhibit A

         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                                     WESMAR PARTNERS
                                     By:  MR & Associates, its General Partner

         April 7, 2000               By:  /s/ Richard M. Maurer
---------------------------------         --------------------------------------
               Date                       Richard M. Maurer, President

                                     MR & ASSOCIATES
                                     By:  Maurer Ross & Co., Incorporated, its
                                          General Partner


         April 7, 2000               By:  /s/ Richard M. Maurer, President
---------------------------------         --------------------------------------
               Date                       Richard M. Maurer, President

                                     MAURER ROSS & CO., INCORPORATED


         April 7, 2000               By:  /s/ Richard M. Maurer
---------------------------------         --------------------------------------
               Date                       Richard M. Maurer, President



         April 7, 2000               /s/ Richard M. Maurer
---------------------------------    -------------------------------------------
               Date                  Richard M. Maurer


         April 7, 2000               /s/ Robert L. Ross
---------------------------------    -------------------------------------------
               Date                  Robert L. Ross